November 30, 2005

Mr. Mike Moran
Accounting Branch Chief
Securities and Exchange Commission
Mail Stop 3561
100 F. Street N.E.
Washington, D.C. 20549

Re: Form 10-K/A (Amendment No. 1) for the
      Fiscal Year Ended September 24, 2004
    Form 10-Q/A (Amendment No. 1) for the
      Quarter Ended December 31, 2004
    Form 10-Q for the Quarter Ended June 30, 2005
    File No. 1-15589

Dear Mr. Moran:

We have received the staff's comment letter dated October 27, 2005 and our response to each of those comments is set forth below:

  FORM 10-K/A (AMENDMENT NO. 1) FOR THE YEAR ENDED SEPTEMBER 24, 2004


ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED STATEMENT OF CASH FLOWS, PAGE F-5

1. WE NOTE YOU HAVE CHOSEN TO DISCLOSE SEPARATELY THE CASH FLOWS RELATED TO DISCONTINUED OPERATIONS. THE RECONCILIATION OF NET INCOME TO NET CASH FLOWS FROM OPERATING ACTIVITIES SHOULD BEGIN WITH NET INCOME AS REQUIRED BY PARAGRAPHS 28 AND 29 OF SFAS 95. PLEASE REVISE FUTURE FILINGS ACCORDINGLY.

Response: We advise the staff that we filed Form 10-K/A (Amendment No. 2) on November 30, 2005 in connection with comment 2 below and have revised the reconciliation of net income to net cash flows on the consolidated statement of cash flows to begin with net income. In future filings, we will also begin the reconciliation of net income to net cash flows with net income.


NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
NOTE 5. EARNINGS (LOSS) PER SHARE, PAGE F-19

2. WE NOTE THAT YOUR COMPUTATION OF DILUTED EARNINGS PER SHARE AVAILABLE TO COMMON SHAREHOLDERS FROM CONTINUING OPERATIONS FOR THE YEAR ENDED SEPTEMBER 24, 2004 AS PRESENTED IS ANTI-DILUTIVE. PLEASE ADVISE OR REVISE YOUR CALCULATION OF DILUTED EARNINGS PER SHARE TO COMPLY WITH THE GUIDANCE IN PARAGRAPH 15 OF FAS 128. PLEASE ALSO

REVISE YOUR PRESENTATION OF DILUTED EARNINGS PER SHARE ON THE FACE OF YOUR CONSOLIDATED STATEMENTS OF OPERATIONS AND RELATED DISCLOSURES THROUGHOUT THE REPORT. IN ADDITION, PLEASE SIMILARLY REVISE THE EARNINGS PER SHARE CALCULATIONS AND RELATED DISCLOSURES IN YOUR FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2005 AND FORM 10-Q/A (AMENDMENT NO. 1) FOR THE QUARTER ENDED DECEMBER 31, 2004.

Response: We advise the staff that our Series A preferred stock was determined to be anti-dilutive for the fiscal year ended September 24, 2004 and, accordingly, the preferred stock dividends should not have been added back to net income (loss) from continuing operations in the numerator of the diluted earnings (loss) per share calculation. We filed Form 10-K/A (Amendment No. 2) on November 309, 2005 to restate diluted earnings per share in the consolidated statement of operations and in footnote No. 5 "Earnings Per Share" to the consolidated financial statements for the fiscal year ended September 24, 2004. In addition, we have corrected the diluted earnings (loss) per share disclosures throughout the amended annual report and have added restatement disclosures in Note 22 to the amended annual report.

We also advise the staff that the diluted earnings (loss) per share calculations included in the quarterly report on Form 10-Q/A (Amendment No. 1) for the quarter ended December 31, 2004 and the quarterly report on Form 10-Q for the quarter ended June 30, 2005 were also incorrect for the same reason as noted above. We intend to prospectively correct the quarterly diluted earnings per share calculations in our annual report on Form 10-K for the year ended September 30, 2005 and in our fiscal 2006 Form 10-Q's.

A summary of the expected significant effects of the restatements on Amendment No. 2 of our Form 10-K/A for the year ended September 24, 2004 and in our Form 10-K for the year ended September 30, 2005 are as follows:

                                                       Year ended September 2004
                                          ---------------------------------------------------
                                          As reported in                            As
                                          Amendment No. 1      Restatement       Restated
                                          ---------------    --------------    --------------
Diluted (loss) earnings per share
 available to common shareholders:
    Continuing operations                 $          0.32    $        (0.09)   $         0.23
    Discontinued operations                         (7.99)                -             (7.99)
                                          ---------------    --------------    --------------
                                          $         (7.67)   $        (0.09)   $        (7.76)
                                          ===============    ==============    ==============

                                                      Three months ended December 2004
                                          ---------------------------------------------------
                                          As reported in       Prospective
                                             Form 10-Q/A       correction         Corrected
                                          ---------------    --------------    --------------
Diluted (loss) earnings per share
 available to common shareholders:
    Continuing operations                 $          0.85    $        (0.19)   $         0.66
    Discontinued operations                         (0.87)             0.19             (0.68)
                                          ---------------    --------------    --------------
                                          $         (0.02)   $            -    $        (0.02)
                                          ===============    ==============    ==============

                                                      Three months ended June 2005
                                          ---------------------------------------------------
                                          As reported in       Prospective
                                             Form 10-Q         correction         Corrected
                                          ---------------    --------------    --------------
Diluted (loss) earnings per share
 available to common shareholders:
    Continuing operations                 $          0.43    $        (0.13)   $         0.30
    Discontinued operations                         (0.58)                -             (0.58)
                                          ---------------    --------------    --------------
                                          $         (0.15)   $        (0.13)   $        (0.28)
                                          ===============    ==============    ==============


We will provide you with a marked copy of the amendment to expedite your review. Should you have any additional questions regarding these matters please feel free to contact me.

Sincerely,



/s/ Michael D. James
------------------------
Michael D. James
Vice President and
Chief Financial Officer